Exhibit 99.1

NQ Mobile Inc. to Hold 2012 Annual General Meeting on December 27, 2012

BEIJING and DALLAS, December 3, 2012 – NQ Mobile Inc. (NYSE: NQ) (“NQ Mobile” or the “Company”), a leading global provider of mobile Internet services, today announced that it will hold its 2012 annual general meeting of shareholders at 42/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, on December 27, 2012 at 2:00 p.m. (local time). Holders of record of common shares of the Company at the close of business on November 29, 2012 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying common shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The purpose of the annual general meeting is for the Company’s shareholders to consider, and if thought fit, approve, confirm and ratify, to the extent necessary, the following resolutions which were previously approved by the Company’s board of directors, effective as of May 3, 2012: (i) the appointment of Mr. Omar Khan, Mr. William Li and Mr. Xiuming Tao as directors of the Company, and the retirement of Mr. Weiguo Zhao as a director of the Company, effective as of May 3, 2012, and (ii) changes in the composition of the audit committee and compensation committee of the Company’s board of directors, consisting of the appointment of Mr. William Li as a member of the audit committee, replacing Mr. Xu Zhou, who will remain on the board, and the appointment of Mr. Xiuming Tao as a member of the compensation committee, replacing Mr. Weiguo Zhao.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.nq.com. The Company has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2011, with the U.S. Securities and Exchange Commission. NQ’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.nq.com, or by email to investors@nq.com.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of trusted mobile Internet services built on its world-class acquisition, engagement and monetization platform. The company was one of the first to recognize the growing security threats targeting smartphone users and now has about 242 million registered and 85 million active user accounts globally. NQ Mobile’s cloud-based trust platform has been recognized by third-party testing facilities around the world as the most effective solution for detecting and combating mobile threats. NQ Mobile is recognized as a global pioneer in mobile innovation and technology leadership. NQ Mobile maintains dual headquarters in Dallas, TX, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

For investor and media inquiries please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853

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